

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Leandro Garcia
Chief Executive Officer
Buenaventura Mining Company Inc.
Las Begonia S 415 Floor 19
San Isidro, Lima 27, Peru

> **Re: Buenaventura Mining Company Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2019**
> **Filed April 10, 2020**
> **File No. 001-14370**
> **Response Letter dated October 5, 2020**

Dear Mr. Garcia:

We have reviewed your October 5, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2020 letter.

Form 20-F for the Fiscal Year ended December 31, 2019

Property, Plants and Equipment Reserves
Reserves, page 53

1. We note that you have provided various details pertaining to estimates of proven and probable reserves, and have agreed to provide incremental disclosures and revisions regarding such details, in response to prior comments one through four. Please clarify the extent to which the content of your prior responses to each of these comments represents the specific revisions that you propose to include in future filings, and submit any further content that would together constitute all of the incremental disclosures and revisions that you believe would address our concerns.

Please also submit the revisions that you propose to address the following additional points regarding your prior responses.

- We note that you indicate in response to prior comment one that you would include a reconciliation for the consolidated reserve information referenced in the fourth and fifth paragraphs on page 53, although this was not submitted with your reply. Please submit for our review the tabulation that you would provide to indicate the composition of the 6.00 million ounces of gold, 241.67 million ounces of silver, 4.8 million metric tons of copper and 0.6 million metric tons of molybdenum, including separate lines for the attributable amounts that correspond to the separate property tabulations that will also be provided in the filing.

- We note that you indicate in response to prior comment three, that you would revise the tabulation on page 56 to correct an error and to include the attributable gold reserves associated with the Yanacocha property, although you have not addressed the disclosures in the first paragraph on that page, referencing attributable production and reserves of gold, and attributable reserves of copper, which do not appear to correlate with your interests. Please submit the revisions that you propose to correct the various attributable amounts in this disclosure.

Financial Statements
Note 2.4 - Summary of Significant Accounting Policies
Note 2.4(q) - Revenue Recognition, page F-37

2. We note that you have agreed to provide incremental disclosures in response to prior comment seven regarding your commercial deductions and provisional price adjustments. Please submit for our review the specific language that you propose to include in future filings and which you believe will adequately clarify your accounting and presentation with regard to these matters.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have any engineering questions. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Marcelo Mottesi - External Counsel